FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
 (Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                      Form 40-F ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                      No ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

    Yes ☐                      No ☑

The following documents are attached as exhibits hereto and are incorporated herein by reference: (a) Eighth Supplemental Indenture, dated as of December 8, 2015, relating to Rogers Communications Inc.’s (the “Company”) 3.625% Senior Notes due 2025, among the Company, Rogers Communications Partnership (“RCP”) and The Bank of New York Mellon (the “Trustee”) and (b) Global Security, dated as of December 8, 2015, relating to the Company’s 5.00% Senior Notes due 2044.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

	By:	/s/ Anthony Staffieri
		Name:	Anthony Staffieri
		Title:	Chief Financial Officer

Date: December 8, 2015

ROGERS COMMUNICATIONS INC.

	By:	/s/ Glenn Brandt
		Name:	Glenn Brandt
		Title:	Vice President, Treasurer

Date: December 8, 2015

Exhibit Index

Exhibit Number	Description of Document

99.1
Eighth Supplemental Indenture, dated December 8, 2015, among Rogers Communications Inc., Rogers Communications Partnership and The Bank of New York Mellon, relating to Rogers Communications Inc.’s 3.625% Senior Notes due 2025

99.2	Global Security, dated as of December 8, 2015, relating to Rogers Communications Inc.’s 5.00% Senior Notes due 2044